UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2004

MANULIFE FINANCIAL CORPORATION

200 Bloor Street East
North Tower 10
Toronto, Ontario
Canada M4W 1E5
(416) 926-3000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes____ No _X_

SIGNATURES
EXHIBIT INDEX
EX-99.1: NEWS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MANULIFE FINANCIAL CORPORATION

	By:	/s/ Richard Lococo

Name: Richard Lococo
Title: Vice President and Deputy General Counsel
Dated: April 28, 2004

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	News release dated April 28, 2004.